Filed by Salix Pharmaceuticals, Ltd. pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: InKine Pharmaceutical Company, Inc.

Commission File No.: 000-24972

[THE FOLLOWING IS THE TEXT OF A LETTER FROM SALIX PHARMACEUTICALS, LTD. TO ITS CUSTOMERS REGARDING THE COMPANY’S MERGER SENT ON AUGUST 9, 2005]

<<Date>>

Dear Dr. <<Last Name>>,

As you know, Salix Pharmaceuticals, Inc. is dedicated to being the leading specialty pharmaceutical company providing products to gastroenterologists and their patients. In the pursuit of this goal, I am very pleased to announce that Salix is in the process of acquiring InKine Pharmaceutical Company, Inc. In the weeks ahead, we will work quickly to combine the two companies and to achieve a seamless transition. However, until the acquisition is finalized, Salix and InKine will remain two separate companies with two separate sales forces.

We feel this is an unparalleled opportunity for two complementary companies to create the largest specialty pharmaceutical company in the United States focused exclusively on gastroenterology. Until the acquisition is finalized, Salix will continue to present our portfolio of gastroenterology products:

•	COLAZAL® (balsalazide disodium) 750 mg Capsules

•	XIFAXAN™ (rifaximin) 200 mg Tablets

•	AZASAN® (azathioprine) 75/100 mg Tablets

•	ANUSOL-HC® 2.5% Cream (Hydrocortisone Cream, USP)

•	ANUSOL-HC® 25 mg Suppository (Hydrocortisone Acetate)

•	PROCTOCORT® 1% Cream (Hydrocortisone Cream, USP)

•	PROCTOCORT® 30 mg Suppository (Hydrocortisone Acetate)

InKine Sales Representatives will continue to represent and promote VISICOL® Tablets (sodium phosphate monobasic monohydrate, USP, and sodium phosphate dibasic anhydrous, USP); they will be the exclusive source of VISICOL until the acquisition is finalized.

We are proud of the quality products we bring to you, but we are most proud of the people who represent us in the marketplace – our Specialty Sales Force. Our goals at Salix are clear – we intend to create the largest and most respected Specialty Sales Force in gastroenterology. Our goal is to have Salix Sales Representatives that are educated, focused individuals who respect you and your valuable time – and that of your staff.

The potential that lies ahead is exciting, and Salix intends to avail itself of every aspect of the growth this pending acquisition provides. One thing, however, will not change as we continue to grow, and that is the importance of your comments and feedback – they are both welcomed and encouraged.

I personally want to thank you for your continued support.

Sincerely,

Carolyn J. Logan
President & CEO

1-866-669-SLXP (7597)

In connection with the merger between Salix and InKine, on July 18, 2005 Salix filed with the SEC a registration statement on Form S-4, containing a preliminary joint proxy statement/prospectus and other relevant materials. INVESTORS AND SECURITY HOLDERS OF SALIX AND INKINE ARE URGED TO READ THE DEFINITVE JOINT PROXY STATEMENT / PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SALIX, INKINE AND THE MERGER. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Salix or InKine with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents (when they are available) filed with the SEC by Salix by directing a request to: Salix Pharmaceuticals, Ltd., 1700 Perimeter Park Drive, Morrisville, North Carolina 27560, Attn: Investor Relations. Investors and security holders may obtain free copies of the documents filed with the SEC by InKine by contacting InKine Pharmaceutical Company, Inc., 1787 Sentry Parkway West, Building 18, Suite 440, Blue Bell, Pennsylvania 19422, Attn: Investor Relations.

Salix, InKine and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Salix and InKine in favor of the merger. Information about the executive officers and directors of Salix and their ownership of Salix common stock is set forth in the proxy statement for Salix’s 2005 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2005. Information about the executive officers and directors of InKine and their ownership of

InKine common stock is set forth in the proxy statement for InKine’s 2005 Annual Meeting of Stockholders, which was filed with the SEC on May 2, 2005. Investors and stockholders may obtain more detailed information regarding the direct and indirect interests of Salix, InKine and their respective executive officers and directors in the merger by reading the joint proxy statement/prospectus regarding the merger when it becomes available.

FORWARD LOOKING STATEMENT

Statements presented in this overview which are not historical facts are forward looking statements that involve risks and uncertainties that could cause actual results to differ from projected results.

Factors that could cause actual results to differ materially include the risks of clinical trials and regulatory review, our dependence on balsalazide and rifaximin and their market acceptance, and the need to acquire new products and integrate acquisitions. These and other relevant risks are detailed in the Company’s Securities and Exchange filings.

SAL 05/11